Filed by Electro Scientific Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zygo Corporation

Commission File No. 000-12944

This filing relates to the proposed acquisition by Electro Scientific Industries, Inc. (“ESI”) of Zygo Corporation (“Zygo”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC, and Zygo (the “Merger Agreement”). The Merger Agreement was filed by ESI with the Securities and Exchange Commission under cover of Form 8-K on October 16, 2008 and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

The following materials are filed:

1.	Investor presentation slides

ESI-Zygo

Creating a Premier Microengineering and Metrology Company

Safe Harbor

This presentation may contain forward-looking statements which are subject to a number of risks and uncertainties. Risks and uncertainties that may affect the forward-looking statements include:

Risks surrounding the proposed combination, including the deal closing; regulatory or shareholder approval being granted; integration resulting in projected synergies; and retention of key employees post-closing.

The relative strength and volatility of the electronics industry which is dependent on many factors including component prices, global economic and political stability, and overall demand for electronic devices used in wireless telecommunications equipment, computers, and other consumer and automotive electronics

The ability of the company to respond promptly to customer requirements

The ability of the company to develop, manufacture and successfully deliver new products and enhancements

The ability of the company to achieve anticipated cost reductions and savings

The company’s need to continue investing in research and development

The company’s ability to create and sustain intellectual property protection around its products.

Such risks and uncertainties are discussed in more detail in the company’s annual report on From 10-K and other interim reports on Form 10-Q.

www.esi.com

Combination Creates a Premier, Global Supplier of Micro-engineering and Metrology Systems

Pioneer and premier provider of photonic systems for high volume microengineering applications

Laser based micro-machining solutions

Systems engineering for high volume production systems

Pioneer and leading provider of high precision metrology solutions and optical systems

R&D Metrology tools & process control

High precision optics and optical systems

Complementary core competencies that accelerate strategies for growth

Increased product portfolio and expanded addressable market Greater global scale and market presence

www.esi.com

Combination Creates a Premier, Global Supplier of Micro-engineering and Metrology Systems

	esi	zygo
CY2007 Revenues	• $291 million	• $167 million
Addressable Market	• $650 million	• $1,250 million
Product Groups	• Semiconductor • Micromachining • Passive Components	• Metrology • Optical systems & components
Core Competencies	• Photonics – microengineering • Optics & illumination • Systems engineering • High volume manufacturing	• Photonics – metrology • Optics – precision components & systems • Process Control • Instrument tools
End Markets	• Semiconductor manufacturing • High precision manufacturing • Microelectronics	• Industrial • Medical • Defense • Semiconductor • Flat panel display esi better performance. better yields.
www.esi.com
zygo

Complementary Core Competencies Enhance Strategy for Growth

Zygo brings to ESI

Access to differentiated & sustainable technology for precision inspection, measurement, & metrology

World class optics capability

Expanded presence in medical, industrial, security and other targeted markets

ESI brings to Zygo

Proven experience, size, and reputation for high volume production systems

Access to systems engineering, expertise, sales & support infrastructure

Expanded presence in Asia, especially Korea and Japan

www.esi.com

Enabling Future Growth and Profitability

Merger supports Zygo’s systems growth strategy

Zygo accesses ESI’s leadership in system integration, expertise, sales and support infrastructure

Creates future micro-machining application opportunities

ESI accesses Zygo’s world class metrology and optics

Expands ESI’s addressable markets

Opens up semiconductor, microelectronics, medical and industrial markets already targeted by ESI

Provides opportunity for Cost Synergies

Public company costs, infrastructure, supply chain, administrative support

www.esi.com

Merger Creates a Stronger Industry Player

CY2007 Revenue

600 400 200 0

598 593 522 503 478 458 442 402 361 291 167 160 146

Coherent FEI Cymer Rofin -Sinar GSI

Newport Veeco Orbotech

Rudolph nanometrics

GSI figure includes Excel Technology

www.esi.com

Solid Historical Financial Performance

Pro Forma Historical Revenue

Pro Forma Historical Gross Profit

500 400 300 200 100

2005 2006 2007

Source: company filings and ESI estimates

Excludes stock compensation & purchase accounting

344 410 458

www.esi.com

200 150 100 50 2005 2006 2007

143 175 200 41.5% 42.6% 43.7% 44.0% 42.0% 40.0%

Pro Forma Historical EBITDA

80 60 40 20 44 56 66 2005 2006 2007

Capturing Benefits of Scale

- Diversified revenue stream minimizes business group cyclicality impact
- Increased revenues and cost savings lower the relative breakeven point
- Deal structure maintains strong balance sheet


2007 Revenues by Product Group, pro forma combined
Passive Components
Metrology
Interconnect & Micromachining
zygo
esi
Optics
Semiconductor Products
Total Revenue: $458M


2007 Revenues by Geography, pro forma combined
Europe
Americas
Asia
Total Revenue: $458M


FY 2008 Revenues by End Market, pro forma combined*
Electronics
Industrial/Other
Semiconductor
Total Revenue: $456M

* FY 2008 revenues include ESI FY08 revenues, ended March 2008, annualized to a 12-month year. Zygo's FY08 ended June 2008.

esi better performance. better yields.
www.esi.com
zygo

Transaction Overview

Transaction Type Exchange Ratio Ownership Split Combined Equity Value Expected Close Approvals Required

Stock for Stock Merger

1.0233 ESI share / 1 Zygo share 60% ESI 40% Zygo $455M

Q1 Calendar 2009

HSR, SEC, Shareholders

www.esi.com

Delivering Shareholder Value

Share price premium of approximately 36% for Zygo shareholders

Expected to be accretive in FY 2010 on a non-GAAP basis

Annual synergy benefit of $5-7 million after integration

Expected cash balance of over $200 million enables significant share repurchase, strategic investments, and financial stability

Accelerates complementary growth strategies of both companies

Minimal organizational and product overlap reduces integration risk

Complementary photonics-based core competencies, similar cultures and friendly merger

Increased scale and diversified revenue stream positions company for success in challenging international markets

www.esi.com

Summary

Combination of ESI and Zygo creates a differentiated and sizeable photonics systems company

Provides customers with solutions from micro-engineering to metrology

Complementary technology and markets enhance value

Strong cultural fit between two industry leaders

Scale and breadth of combined company creates broader market presence and mitigates cyclicality of individual businesses

Combination provides stronger financial profile

www.esi.com

ESI

Company Overview

Focused on Technology Leadership

ESI is a pioneer & premier provider of photonic-based systems for high-volume micro-engineering applications.

The company leverages its technology leadership to enable better performance & yields for its global customers.

www.esi.com

ESI at a Glance

Headquarters: Portland, Oregon CY 2007 Revenue: ~$291M CY2007 EBITDA: $47M Employees: ~700 IP Position: >600 patents

Markets: semiconductor, micro-engineering, passive components

Addressable Market: ~$650M

Global Presence: Sales and support in U.S., Europe, Asia

www.esi.com

Global Customer Base

www.esi.com

ESI Core Competencies

ESI uniquely possesses the core competencies to design, manufacture & market integrated solutions that direct & characterize photons for high-volume-manufacturing applications.

Direct Photons

Laser Beam Positioning

Laser/Material Interaction

Characterize Photons

Optics & Illumination

Vision Algorithms

Integrate Solutions

Automation & Micro Handling

Systems Engineering

www.esi.com

Leveraging Competencies Across Market Segments

Common competencies enable ability to address multiple applications & markets

Differentiated capability enables leadership

Laser Laser Optics & Vision Automation Systems

Beam Positioning Material Interaction Illumination Algorithms & Material Handling Engineering

Memory Repair

TFOS

LED Wafer Scribing

LCD Repair

Wafer Singulation

High-Density Interconnect

Micro-Machining

Electrical Test

Optical Test

www.esi.com

ESI Business Profile

Semiconductor Products Group

Memory repair

Thin film on silicon trimming (TFOS)

LED wafer scribing

LCD repair

Wafer singulation

Interconnect & Micromachining Group

High-density interconnect

• Flex Circuits

• IC Packaging

Micro-Machining

Passive Components Group

Electrical test

Optical test

Strong position across addressed markets.

www.esi.com

Miniaturization & Complexity Drive Growth

Semiconductor Products Group (SPG)

Rising memory bit growth

Increasing wafer density

Interconnect & Micromachining Group (IMG)

Smaller, more complex designs

Transition from traditional tools to micro-machining laser systems

Passive Components Group (PCG)

Increasing functionality & miniaturization of electronic devices

Jump in device volume & required capacitance

Silicon Wafer

Flex Circuit

MLCCs

www.esi.com

Photonics-Centered Growth Strategy

Leverage core competencies to be the market leader across multiple new & established markets & applications

Grow share in established markets

Enhance leadership positions with advanced technologies that deliver higher performance & yields

Expand addressable market

Enter into adjacent applications within existing markets

Extend existing applications & technology into adjacent markets

www.esi.com

Growth Strategy Execution

FY’06 Revenue in Millions

FY’07 Revenue in Millions

FY’08 Revenue in Millions

$195M* $237M* $302M*

*Revenue calculated based on trailing four quarters at March 2008 fiscal year end, excluding June 2007

www.esi.com

Micro Machining $30M

Passives $42M

Semi $123M

Micro machining $44M

Passives $64M

Semi $128M

Micro machining $67M

Passives $84M

Semi $152M

ZYGO

Company Overview

Zygo Corporation

High Precision Technology Solutions

ZYGO is a leading provider of high precision metrology solutions and optical systems

A worldwide center of excellence in process control and R&D metrology tools

A global leader in high precision optics and optical systems

ZYGO products serve a wide variety of end markets including semiconductor, flat panel display, defense & aerospace, medical, industrial and other

38 years of leadership in metrology and optical systems

www.esi.com

Zygo at a Glance

Founded in 1970

Headquartered in Middlefield, CT CY2007 Revenue - $167M CY2007 EBITDA—$19M

Employees - ~600

Addressable Market: $1,250M

Markets: Semiconductor, Flat Panel, Medical, Aero/Defense, Industrial

www.esi.com

Building Powerful, Versatile Tools

Dimensions

Form

Roughness

Optical

Interference

Utilizing core interferometry technology within versatile tools capable of making a variety of measurements

www.esi.com

Strong, Differentiated IP and Unrivaled Pool of Talent

US Patents Issued (Cumulative)

2000 2001 2002 2003 2004 2005 2006 2007

1: As published in BusinessWeek, January 8, 2007

8	27 33 43 79 109 136 165

One of the Top 15 Inventive Stocks for 20071

Inventive Stocks for 2007

P-E PIPELINE

COMPANY RATIO QUALITY INDUSTRY

Grant Prideco GRP 13.9 3.52 Oil & gas equipment

Polaris Industries PII 16.1 3.06 Recreational vehicles

MicroStrategy MSTR 24.1 2.97 Business software

Donaldson DCI 21.9 2.72 Pollution & treatment controls

Amkor Technology 11.0 2.44 Semiconductor

Albany International AIN 15.7 2.4 Textile Industrial

Pactiv PTV 20.0 2.32 Packaging & containers

Magna International MGA 15.9 2.07 Auto parts

Intermec IN 21.4 2.01 Computer peripherals

3M MMM 17.2 1.95 Conglomerate

Palm PALM 4.4 1.95 Computer systems

Wyeth WYE 17.2 1.94 Pharmaceuticals

ZYGO ZIGO 19.0 1.61 Scientific instruments

Newport NEWP 27.4 1.6 Scientific instruments

Cummins CMI 8.7 1.59 Diversified machinery

Pipeline Quality measures the impact, originality, and generality of a company s patent portfolio. The average Pipeline Quality value for the whole patent system is 1. A number above that reflects above average patent performance.

Data provided by 1790 Analytics.

www.esi.com

Unparalleled Reputation and Committed Customers

Semiconductor & Flat Panel Defense & Aerospace Medical, Industrial & Other

Customers view ZYGO as the preeminent leader in the optics and metrology industries

www.esi.com

Broad Range of End Markets

Semiconductor

Flat Panel Display

Medical

Where nano-scale meets industrial and consumer needs

Industrial & Other

Defense & Aerospace

www.esi.com

Positioned for Growth Driven by Nano-Scale Adoption

Increasing global investment in nano-scale products across numerous areas

Government, industrial, commercial, laboratory and scientific research

ZYGO is poised to benefit from accelerating trend toward nano-scale products

Require ultra-high manufacturing precision

Industrial and consumer needs are evolving into ZYGO’s sweet spot

ZYGO’s value proposition directly enhanced

Semiconductor fabrication metrology and inspection

Flat panel display

Optical subassemblies

ZYGO is focused on creating new opportunities via active investments

In-line opportunities

Optical subassemblies

Global Nanotechnology Market Forecast

$30,000 $25,000 $20,000 $15,000 $10,000 $5,000 $0

$, in millions

2005 2006 2007 2008 2009 2010 2011

Source: BCC Research

2006-2011 CAGR: 1 9.4%

ZYGO: Growing in a Shrinking World

www.esi.com

ZYGO’s Business Profile

Metrology Solutions Division

Optical Systems Division

$167mm CY07 Revenue

Gross Profit Target: 45% 55% High sales & RD&E costs Operating Profit Target > 15%

~70%

~30%

Gross Profit Target : 25% 45% Low sales and RD&E costs Operating Profit Target: 15%

Instruments PPS In-line Tools Components Electro-Optics

Core Business Growth Initiatives Core Business

www.esi.com

ZYGO’s Growth Strategy

Leveraging Core Technology to Provide High-Value Systems

Bring instrument technology to production floor for in-line usage

Metrology Instruments ASP = $100-150K

Metrology Production Floor Tools ASP = $1-1.5mm

Leverage optical components expertise into optical assemblies

ASP = X ASP = 10X

www.esi.com

Leveraging Core Technology Over Multiple Markets

Strong foundation of core metrology and optics technology

Core technology applied to target diverse markets and applications

Leveraging core technology to address high volume in-line opportunities (e.g. semiconductor and flat panel display)

www.esi.com

Disclosures

ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the merger and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the merger, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in the merger transaction will be included in the proxy statement/prospectus. Information about ESI’s executive officers and directors is included in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. Information about Zygo’s officers and directors is included in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008. Free copies of these documents can be obtained from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the merger due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the merger. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

www.esi.com